Mail Stop 3561

April 22, 2010

<u>Via Fax & U.S. Mail</u>

Mr. John D. Baker
Chief Executive Officer
Patriot Transport Holding Inc.
501 Riverside Avenue
Suite 500
Jacksonville, Florida 32202

>   **Re: Patriot Transportation Holding Inc.**
>   **Form 10-K for the year ended September 30, 2009**
>   **Filed December 3, 2009**
>   **File No. 0-17554**

Dear Mr. Baker:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief